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                               GIVEN IMAGING LTD.
                               2 Ha'Carmel Street
                                  Yoqneam 20692
                                     Israel


March 6, 2002

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attn: Filing Desk

Re: Given Imaging Ltd. Registration Statement on Form F-1 (File No. 333-81514)
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Ladies and Gentlemen:

         Pursuant to Rule 477 of the Securities Act of 1933 (the "Act"), as amended, Given Imaging Ltd. (the "Company") hereby requests the withdrawal of the registration statement on Form F-1 filed by the Company with the Securities and Exchange Commission (the "Commission") on January 28, 2002, as amended by Amendment Nos. 1 through 3 filed with the Commission by the Company on February 1, 2002, February 15, 2002 and March 4, 2002, respectively, and all exhibits thereto filed (the "Registration Statement"). The Company has determined at this time not to proceed with the registration and sale of the securities covered by the Registration Statement due to market conditions. No securities have been sold pursuant to the Registration Statement.

         The Company requests in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for the future use of the Company's account.

         If you have any questions regarding this application for withdrawal, please do not hesitate to contact, Edward Neaher (202-626-3622) or Colin Diamond (212-819-8754) of White & Case LLP.

                                            Sincerely,

                                            GIVEN IMAGING LTD.


                                            By: /s/ Zvi Ben David
                                                --------------------------
                                             Name:  Zvi Ben David
                                             Title: Vice-President and Chief
                                                    Financial Officer

cc:  Andrew Brady, Esq., Securities and Exchange Commission
     Barry Hurwitz, Esq., Bingham Dana LLP